SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated February 28, 2019	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: March 1, 2019

Exhibit 99.1

CDEL Announces Zhengbao Yucai’s Proposed Voluntary

Delisting from the New Third Board

BEIJING, China, February 28, 2019 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that its controlled company Beijing Zhengbao Yucai Education Technology Company Limited by Shares (“Zhengbao Yucai”), a company listed on the New Third Board, the over-the-counter stock exchange in China, has filed an application to voluntarily delist its shares from the New Third Board.

Given the thin trading volume of Zhengbao Yucai’s shares during the listing period and the lack of fund-raising opportunities on the New Third Board, Zhengbao Yucai decided to delist from the New Third Board to facilitate better alignment with its operational and strategic needs. The lack of both trading volume of Zhengbao Yucai’s shares and fund-raising opportunities no longer justifies the expense and administrative efforts associated with maintaining Zhengbao Yucai’s listing status.

The delisting of Zhengbao Yucai is subject to the approval from the National Equities Exchange and Quotations. CDEL’s shares will continue to trade on the NYSE under the ticker DL, where it has been listed since July 2008.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The Company and Zhengbao Yucai may not realize the anticipated benefits of delisting of Zhengbao Yucai from the New Third Board. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal, and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

For investor and media inquiries, please contact:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext. 1826 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

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